

Mail Stop 3030

November 12, 2015

Via E-mail
Michael J. Farrell
Chief Executive Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

> **Re:** **ResMed Inc.**
> **Form 10-K for the fiscal year ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 001-15317**

Dear Mr. Farrell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Risk Factors, page 21

1. We note your disclosure on page F24 regarding the cardiovascular safety signal that was observed in the clinical trial. Please revise your future filings to provide risk factor disclosure that addresses the risks you may face if your studies, including the study referred to on page F24, do not meet primary end points or reveal disadvantages of your systems for the various markets that you address.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 if you have any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery